American International Holdings Corp.

August 16, 2022

VIA Edgar

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	American International Holdings Corp.
Form S-1 Registration Statement
File No. 333-260092

Ladies and Gentlemen:

American International Holdings Corp., a Nevada corporation (the “Company”), hereby respectfully requests that the Company’s Registration Statement on Form S-1 (File No. 333-260092), and all amendments filed thereto, if any, and all exhibits filed therewith (the “Registration Statement”), be withdrawn effective immediately pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”). The Company is requesting the withdrawal of the Registration Statement because the Company no longer intends to proceed with the offering contemplated therein at this time. The Registration Statement was never declared effective and no securities of the Company were sold in connection with the offering.

The Company also requests in accordance with Rule 457(p) of the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Any questions or comments regarding this letter should be directed to our counsel, David M. Loev of The Loev Law Firm, PC, at (713) 524-4110.

Thank you for your assistance in this matter.

Sincerely,

/s/ Jacob D. Cohen
Jacob D. Cohen
Chief Executive Officer